Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-211734) pertaining to the Amended and Restated 2012 Long Term Incentive Plan of Dynegy Inc. of our report dated February 24, 2017, except for the impact of the matters discussed in Note 2 pertaining to the adoption of ASU 2016-15 and ASU 2016-18, as to which the date is December 7, 2017, with respect to the consolidated financial statements of Dynegy Inc., and our report dated February 24, 2017, with respect to the effectiveness of internal control over financial reporting of Dynegy Inc., included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

Houston, Texas

December 7, 2017